FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	June	2017
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document		Page No.
1.	BlackBerry Announces Election Results for the Company’s Board of Directors	1.
2.	Report of Voting Results - National Instruments 51-102 - Continuous Disclosure Obligations - Section 11.3	2.

Document 1

News Release

BlackBerry Announces Election Results for the Company’s Board of Directors

Waterloo, ON – June 21, 2017 – BlackBerry Limited (NASDAQ: BBRY; TSX: BB) announced today that the eight nominees listed in the Company’s management information circular dated May 5, 2017 for the Company’s annual and special meeting of shareholders held on June 21, 2017, were elected as directors to serve until the next annual meeting of shareholders of the Company or until their successors are elected or appointed. The detailed results of the vote are set out below.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Chen	275,033,958	96.68%	9,436,745	3.32%
Michael A. Daniels	280,566,501	98.63%	3,904,202	1.37%
Timothy Dattels	223,187,872	78.46%	61,282,831	21.54%
Richard Lynch	279,985,068	98.42%	4,485,635	1.58%
Laurie Smaldone Alsup	283,927,088	99.81%	543,614	0.19%
Barbara Stymiest	279,867,820	98.38%	4,602,883	1.62%
V. Prem Watsa	260,678,008	91.64%	23,792,695	8.36%
Wayne Wouters	283,905,089	99.80%	565,614	0.20%

###

About BlackBerry
BlackBerry is a mobile-native security software and services company dedicated to securing people, devices, processes and systems for today’s enterprise. Based in Waterloo, Ontario, the company was founded in 1984 and operates in North America, Europe, Asia, Middle East, Latin America and Africa. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

BlackBerry Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com

BlackBerry and related trademarks, names and logos are the property of BlackBerry Limited and are registered and/or used in the U.S. and countries around the world. All other marks are the property of their respective owners. BlackBerry is not responsible for any third-party products or services.

Document 2

BLACKBERRY LIMITED
(the “Corporation”)

Annual and Special Meeting of Shareholders
June 21, 2017

REPORT OF VOTING RESULTS
National Instrument 51-102 – Continuous Disclosure Obligations
Section 11.3

Matters Voted Upon
1. Election of Directors
The eight nominees listed in the Management Information Circular dated May 5, 2017 were elected as directors of the Corporation to hold office until the next annual meeting of shareholders or until their successors are elected or appointed, subject to the provisions of the Corporation's by-laws.

Nominee	Votes For	% For	Votes Withheld	% Withheld
John Chen	275,033,958	96.68%	9,436,745	3.32%
Michael A. Daniels	280,566,501	98.63%	3,904,202	1.37%
Timothy Dattels	223,187,872	78.46%	61,282,831	21.54%
Richard Lynch	279,985,068	98.42%	4,485,635	1.58%
Laurie Smaldone Alsup	283,927,088	99.81%	543,614	0.19%
Barbara Stymiest	279,867,820	98.38%	4,602,883	1.62%
V. Prem Watsa	260,678,008	91.64%	23,792,695	8.36%
Wayne Wouters	283,905,089	99.80%	565,614	0.20%

2. Appointment of Auditors
Ernst & Young LLP were re-appointed as auditors of the Corporation to hold office until the close of the next annual meeting of shareholders of the Corporation.

	Votes For	% For	Votes Withheld	% Withheld
	358,239,905	98.18%	6,623,879	1.82%

3. Approval of Amendment to the Equity Incentive Plan
Resolution approving an amendment to the Corporation's equity incentive plan, relating to an increase in the number of common shares issuable thereunder as described in the Management Information Circular dated May 5, 2017. The outcome of the vote was as follows:

	Votes For	% For	Votes Against	% Against
	222,271,767	78.14%	62,198,936	21.86%

4. Approval of Unallocated Entitlements under the Deferred Share Unit Plan
Resolution approving the unallocated entitlements under the Corporation's deferred share unit plan for directors as described in the Management Information Circular dated May 5, 2017. The outcome of the votes was as follows:

Votes For	% For	Votes Against	% Against
276,426,447	97.17%	8,044,256	2.83%

5. Advisory Vote on Executive Compensation
Non-binding advisory resolution that the shareholders accept the Corporation's approach to executive compensation as described in the Management Information Circular dated May 5, 2017. The outcome of the vote was as follows:

Votes For	% For	Votes Against	% Against
213,275,788	74.97%	71,194,913	25.03%

	DATED this 21th day of June, 2017.

	BLACKBERRY LIMITED
	/s/ Steven Capelli
	Steven Capelli – Chief Financial Officer

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	June 21, 2017	By:	/s/ Steve Rai
(Signature)
Steve Rai Controller